

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Joshua Disbrow
Chief Executive Officer
Aytu Biopharma, Inc.
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112

   Re: Aytu Biopharma, Inc.
    Form 10-K for the Fiscal Year Ended June 30, 2021
    Filed September 28, 2021
    File No. 001-38247

Dear Mr. Disbrow:

   We have reviewed your February 2, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our January 26, 2022 letter.

Form 10-K for the Fiscal Year Ended June 30, 2021

Item 9A. Controls and Procedures, page 106

1. Reference your response to prior comment 3 that your "internal control over financial reporting is effective *with the exception of the material weakness noted above*." Item 308(a)(3) of Regulation S-K prohibits management from concluding internal control over financial reporting is effective when one or more material weaknesses exist. Please amend the filing to comply with Item 308(a)(3) of Regulation S-K or explain to us why no such revision is required.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences